Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-4) and related Prospectus of Berry Plastics Group, Inc. for the registration of 6,907,578 shares of its common stock and to the incorporation by reference therein of our report dated November 23, 2015, except for Notes 1, 2, 10, 13, and 17, as to which the date is May 2, 2016, with respect to the consolidated financial statements of Berry Plastics Group, Inc. included in its Current Report on Form 8-K dated September 9, 2016, and our report dated November 23, 2015, with respect to the effectiveness of internal control over financial reporting of Berry Plastics Group, Inc. included in its Annual Report (Form 10-K) for the year ended September 26, 2015, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Indianapolis, Indiana

September 22, 2016